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                                                                   Exhibit 99.01
                                                       Prospectus of the Company
                                                                  April 22, 1996
                                                                         Page 90

              In The Travelers Insurance Company, et al., v. Richard John Ratcliffe Keeling, filed in New York Supreme Court in June 1991, Travelers P&C and certain of its affiliates seek to enforce reinsurance contracts against certain underwriters at Lloyd's and certain London companies with respect to recoveries for certain asbestos claims. In January 1994, the court stayed litigation of this matter in favor of arbitration. The issues before the arbitration panel include the underwriters' breach of contract and anticipated breach of their agreement with the plaintiffs on asbestos-related reinsurance claims. The Travelers P&C/Lloyd's dispute related to asbestos recoveries involves approximately $100 million of current ceded receivables and approximately $60 million collected by Travelers P&C as of December 31, 1995, plus future potential recoverables. The dispute will be determined by an arbitration panel at an arbitration commencing in May 1996, based on the panel's interpretation of the reinsurance arrangement between Travelers P&C and Lloyd's.